UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 29, 2012

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated March 29, 2012 announcing Turkcell’s lawsuit against MTN.

March 29, 2012

Turkcell Files a Lawsuit against MTN

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board
Istanbul Stock Exchange

ISTANBUL

Special Subjects:

In 2004, Turkcell was awarded Iran’s first private GSM license through an international tender.  Subsequently Turkcell was barred from concluding its license arrangement, and Iran entered into a license agreement with the South Africa based operator MTN, instead of Turkcell.

Newly received information by Turkcell indicates that the signing of the license agreement with MTN instead of our Company was a consequence of MTN’s actions at that time.  In light of the harm caused by MTN’s actions to both Turkcell and to its shareholders, Turkcell today filed a lawsuit against MTN seeking the compensation of such damages.

Because both companies have extensive business dealings in the United States and due to the allegations that MTN breached rules of international law, the lawsuit has been filed in the United States District Court for the District of Columbia.

Turkcell had previously conducted settlement discussions with MTN, however, MTN terminated the discussions in March through a public announcement.  Because the dispute is now part of a formal legal process carried out in the United States, all press inquiries about the case should be directed to Patton Boggs LLP, Turkcell’s legal counsel handling the case, at +(1) 202-457-6170.

TURKCELL ILETISIM HIZMETLERI A.S.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 29, 2012	By:	/s/Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 29, 2012	By:	/s/Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations – Division Head